SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No 1) *


                           Sutton Resources Limited
                   -----------------------------------------
                               (Name of issuer)


                                Common Shares
                   -----------------------------------------
                      (Title of Class of Securities)


                                 869474403
                   -----------------------------------------
                              (CUSIP Number)

       Mr J Deighton, Mercury Asset Management plc
       33 King William Street, London EC4R 9AS     Tel No 0171 203 5744
      ------------------------------------------------------------------
      Name, Address and Telephone Number of Person Authorised to Receive
                          Notices and Communications)

                            5th September, 1997
           -----------------------------------------------------
          (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

2776                                                             Schedule 13D
-----------------------------------------------------------------------------
CUSIP No. _869474403_________________________

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [ ]
                                                         (B) [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6   CITIZENSHIP OR PLACE OF ORGANISATION
    ENGLAND

 NUMBER OF                7       SOLE VOTING POWER
  SHARES                          452,600
BENEFICIALLY              8       SHARED VOTING POWER
 OWNED BY                         NONE
   EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING                        2,063,700
  PERSON                 10       SHARED DISPOSITIVE POWER
   WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                 [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    8.11%

14  TYPE OF REPORTING PERSON*
    IA

Item 1. Security and Issuer

      The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Sutton Resources Limited (the "Company") whose principal executive offices are located at 999 West Hastings Street, Box 40, Suite 900, Vancouver, BC, V6C 2W2, Canada. Its telephone number is (604) 669-9446.

Item 2. IDENTITY AND BACKGROUND

      This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

      Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

      Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury may have voting power but does not have the right to receive dividends from, or proceeds from the sale of, any portfolio investments 21,000 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

      Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

      The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

      Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4. Purpose of Transaction

      The Common Shares were acquired for the purpose of investment.

      (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

      Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

      (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalisation or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)
      (4) of the Act; or

      (j) any action similar to any of those set forth above.

Item 5. Interest in Securities of the Issuer

      (a) See Item 2 above.   Subject thereto, Mercury has dispositive power
      with respect to 2,063,700 Common Shares or approximately 8.11% of the Common Shares outstanding.

      (b) See Item 2 above.

      (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

      (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

      Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits
        None.


                                 SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: 16th September, 1997

                                          for Mercury Asset Management plc.


                                          By /s/ James Stratford
                                             -----------------------------
                                                Authorised Signatory
                                                  James Stratford


ANNEX A

                       MERCURY ASSET MANAGEMENT plc.
                       -----------------------------
Executive Officers                                   Principal
and Directors               Business Address         Occupation    Citizenship
------------------          ----------------         ----------    -----------
Chairman
--------
Stephen Anthony ZIMMERMAN   33 King William Street,  Investment    British
(Joint Chairman)            London, EC4R 9AS.        Director

Deputy Chairman
---------------
Carol GALLEY (Miss)         33 King William Street,  Investment    British
(Deputy Chairman)           London, EC4R 9AS.        Director

Christopher Nigel           33 King William Street,  Investment    British
HURST-BROWN                 London, EC4R 9AS         Director
(Deputy Chairman)

Frederick David Stewart     33 King William Street,  Investment    British
ROSIER (Deputy Chairman)    London, EC4R 9AS         Director

Vice Chairman
-------------
Dr. Ross John BUNCE         33 King William Street,  Investment    British
(Vice Chairman)             London, EC4R 9AS         Director

Andrew Searle DALTON        33 King William Street,  Investment    British
(Vice Chairman)             London, EC4R 9AS.        Director

Charles Vivian JACKSON      33 King William Street,  Investment    British
(Vice Chairman)             London, EC4R 9AS         Director

Directors
---------
Ian ARMITAGE                33 King William Street,  Investment    British
(Director)                  London, EC4R 9AS         Director

Norman McLeod BACHOP        33 King William Street,  Investment    British
(Director)                  London, EC4R 9AS         Director

Ian Christopher Simon BARBY 33 King William Street,  Investment    British
(Director)                  London, EC4R 9AS         Director

Stuart John BAXTER          33 King William Street,  Investment    British
(Director)                  London, EC4R 9AS         Director

Carol Consuelo BROOKE       33 King William Street,  Investment    British
(Director)                  London, EC4R 9AS         Director

John Loughlin CALLAHAN      33 King William Street,  Investment    American
(Director)                  London, EC4R 9AS         Director

David John CAUSER           33 King William Street,  Investment    British
(Director)                  London, EC4R 9AS         Director

Thomas William George       33 King William Street,  Investment    British
CHARLTON                    London, EC4R 9AS         Director
(Director)

Nicholas James CHARRINGTON 33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Colin Martin CLARK         33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Nicholas James COATS       33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Stephen Benedict COHEN     33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

John Nicholas COTTON       33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Graham Richard DIXON       33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Charles Bowen FARQUHARSON  33 King William Street,   Company       British
(Company Secretary         London, EC4R 9AS          Secretary
& Director)                                          & Director

Christopher Nigel Holland  33 King William Street,   Investment    British
FOSTER (Director)          London, EC4R 9AS          Director

Peter John GIBBS           33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Peter John Woodville       33 King William Street,   Investment    British
HARRISON (Director)        London, EC4R 9AS          Director

Paul HARWOOD               33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Timothy John HASTON        33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Andrew Malcolm             33 King William Street,   Investment    British
HUNTER-JOHNSTON            London, EC4R 9AS          Director
(Director)

Michael Francis Mostyn     33 King William Street,   Investment    British
Owen JODRELL               London, EC4R 9AS          Director
(Director)

Andreas Christian Jutting  33 King William Street,   Investment    Danish
LEHMANN                    London, EC4R 9AS          Director
(Director)

Gary LOWE                  33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

James Edward MACPHERSON    33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Keith Richard MULLINS      33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Masaru NISHIZAWA           Hibiya Kokusai Building,  Investment    Japanese
(Director)                 2-2-3 Uchisaiwaicho,      Director
                           Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY 33 King William Street,   Investment    Australian
(Director)                 London, EC4R 9AS          Director

Thomas Andrew OATES        33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Peter Vincent OLSBERG      33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Roderick Louis PARIS       33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

John PARSLOE               33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Andrew Phillip PICKARD     33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Ronald William PULLEN      33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Julius Lawrence Mark       33 King William Street,   Investment    British
PURSAILL (Director)        London, EC4R 9AS          Director

Nicholas King RITCHIE      33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Alexander Frederick        33 King William Street,   Investment    British
James ROE (Director)       London, EC4R 9AS          Director

Richard George ROYDS       33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Lynn Christine RUDDICK     33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Clifford John SHAW         Warburg Asset Management  Investment    British
(Director)                 Japan Ltd.,               Director
                           Hibiya Kokusai Building,
                           7th Floor,
                           2-2-3 Uchisaiwaicho,
                           Chiyoda-ku, Tokyo 100

Ian Michael SLACK          33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Peter William STANYER      33 King William Street    Investment    British
(Director)                 London, EC4R 9AS          Director

Rodney STEEL               33 King William Street    Investment    British
(Director)                 London, EC4R 9AS          Director

Hugh Alexander STEVENSON   33 King William Street,   Chairman of   British
(Director)                 London, EC4R 9AS          Mercury Asset
                                                     Management
                                                     Group plc

Stephen James THOMPSON     33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Barry William WOOLF        33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Ewen Cameron WATT          33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Kenichi YOSHIDA            33 King William Street,   Investment    Japanese
(Director)                 London, EC4R 9AS          Director


                      MERCURY ASSET MANAGEMENT GROUP plc
                      ----------------------------------
Executive Officers                                   Principal
and Directors              Business Address          Occupation    Citizenship
------------------         ----------------          ----------    -----------
Chairman
--------
Hugh Alexander STEVENSON   33 King William Street,   Investment    British
(Chairman)                 London, EC4R 9AS.         Director

Deputy Chairman
---------------
Stephen Anthony ZIMMERMAN  33 King William Street,   Investment    British
(Deputy Chairman)          London, EC4R 9AS.         Director

Vice Chairman
-------------
Carol GALLEY (Miss)        33 King William Street,   Investment    British
(Vice Chairman)            London, EC4R 9AS.         Director

Company Secretary
-----------------
Charles Bowen FARQUHARSON  33 King William Street,   Company       British
(Secretary)                London, EC4R 9AS.         Secretary

Directors
---------
Paul Graham BOSONNET       33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS.         Director

David John CAUSER          33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Andrew Searle DALTON       33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS.         Director

Peter Stormonth DARLING    33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Hugh Jon FOULDS            33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Christopher Nigel          33 King William Street,   Investment    British
HURST-BROWN (Director)     London, EC4R 9AS          Director

Charles Vivian JACKSON     33 King William Street,   Investment    British
(Director)                 London, EC4R 9AS          Director

Frederick David Stewart    33 King William Street,   Investment    British
ROSIER (Director)          London, EC4R 9AS          Director

John Charles Grayson       33 King William Street,   Investment    British
STANCLIFFE                 London, EC4R 9AS          Director
(Director)


ANNEX A
-------

                      Mercury Asset Management Group plc
                      ----------------------------------
                               Directors' Lists
                               ----------------

                             CORPORATE INFORMATION
                             ---------------------

                                               Field of          Country of
Name                       Registered Office   Activity          Incorporation
------------------------   -----------------   ---------------   -------------


Mercury Asset Management   33 King William     Holding Company   England
Group plc                  Street,
                           London, EC4R 9AS
Mercury Asset Management   33 King William     Investment        England
plc                        Street,             Management and
                           London, EC4R 9AS    Advice



ANNEX  B
--------
                           Sutton Resources Limited
                           ------------------------
                                COMMON SHARES
                                -------------
                                               Price $  per
Date            Purchase         Sale             Share         Totals
----            --------         ----          ------------     ------

06.07.97                         2,000 B/FWD                  2,233,300
29.07.97                                         7.50000      2,231,300
30.07.97         12,200                          7.50000
                                12,200           7.50000
                                11,000           7.92160      2,220,300
31.07.97                       102,000           8.06250
                102,000                          8.06250      2,220,300
02.09.97                        65,700           9.56060      2,154,600
03.09.97                        65,900           9.31750      2,088,700
05.09.97                        25,000           9.19153      2,063,700